Tantech Holdings Ltd

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000, People’s Republic of China

October 12, 2022

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Kuhar, Lynn Dicker, Jason Drory and Doris Stacey Gama

Re:	Tantech Holdings Ltd
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed July 18, 2022
File No. 001-36885

Dear Mr. Kuhar:

In response to the comments set forth in the letter dated September 12, 2022 (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) regarding the above referenced Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”), we are writing to supply additional information and disclosures Tantech Holdings Ltd (the “Company”) plans to include in its amendment to the Form 20-F (the “Form 20-F/A”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. Capitalized terms used herein shall have the meanings ascribed to them in the Common Letter unless otherwise defined herein.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information

Our Corporate Structure and the Operations of our PRC Subsidiaries, page 3

1.	We note that you are not a Chinese operating Company but rather a British Virgin Islands holding Company with operations conducted by your subsidiaries. Please provide, early in the Key Information section, a diagram of the Company's corporate structure.

Response: The Company respectfully acknowledges the Staff’s comment and will include a diagram of the Company’s current corporate structure in the Key Information section of the Form 20-F/A. A copy of the diagram is attached hereto as Exhibit A.

Permissions Required from the PRC Authorities for Our Operations, page 4

2.	You state that given uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities you cannot assure that you have obtained all the permits or licenses required for conducting your business in China. State affirmatively whether you have received all requisite permits and licenses and whether any permissions have been denied.

Response: The Company respectfully acknowledges the Staff’s comment and in response will include the following revised disclosure to address the permits and licenses required for conducting the Company’s business in China:

We conduct our business in China through our subsidiaries, and prior to August 2021, also through our VIEs in China. Our operations in China are governed by PRC laws and regulations. We are required to obtain certain permissions from the PRC authorities to operate, issue securities to foreign investors, and transfer certain data. The PRC government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be undermined if our PRC subsidiaries are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures, and efforts on our part to ensure our compliance with such regulations or interpretations. To operate our general business activities currently conducted in mainland China, each of our PRC subsidiaries is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of our PRC subsidiaries has obtained a valid business license from the local SAMR, and no application for any such license has been denied. Our PRC subsidiaries are also required to obtain certain licenses and permits, including but not limited to the following material licenses and permits: the Wood and Bamboo Operation and Processing Approval Certificate issued by Zhejiang provincial government for our consumer product segment and our electric vehicles (EVs) and fuel vehicles being listed in the Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology of PRC, or the MIIT, which is the entry approval for Shangchi Automobile to become a qualified manufacturer of vehicles and for the manufacturing and sales of our EVs and other vehicles~~, and no application for any such material license, permit, certification or registration has been denied. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our business in the future~~. As of the date of this report, as advised by our PRC legal counsel, Zhejiang Zhengbiao Law Firm, we and our PRC subsidiaries have received all requisite permits, approvals and certificates from the PRC government authorities to conduct our business operations in China. To our knowledge, no permission or approval has been denied or revoked. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot be certain that relevant policies in this regard will not change in the future, which may require us or our subsidiaries to obtain additional licenses, permits, filings or approvals for conducting our business in the PRC. If we or our subsidiaries do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

3.	You state that you and your PRC subsidiaries are not required to go through cybersecurity review by the Cyberspace Administration of China ("CAC"). Please explain the basis for your belief that you are not subject to the review or required to obtain prior approval of the CAC. Further, in light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company respectfully acknowledges the Staff’s comment and in response will include a revised disclosure to explain the basis for our belief that you are not subject to the review or required to obtain prior approval of the CAC. The Company will also revise its disclosure to explain the impact of oversight by the CAC over data security on our business and our securities and the Company’s compliance with the regulations or policies that have been issued by the CAC to date. The revised disclosures are as follows:

On July 10, 2021, the CAC published a revised draft revision to the Cybersecurity Review Measures for public comment, or the Revised Cybersecurity Measures. Under these measures, an operator having more than one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public overseas. The procurement of network products and services, data processing activities and overseas listing should also be subject to cybersecurity review if they concern or potentially pose risks to national security. According to the effective Cybersecurity Review Measures, online platform/website operators of certain industries may be identified as critical information infrastructure operators by the CAC, once they meet standard as stated in the National Cybersecurity Inspection Operation Guide, and such operators may be subject to cybersecurity review. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and other government agencies jointly issued the final version of the Revised Measures for Cybersecurity Review, or the Measures, which took effect on February 15, 2022 and replaced the previously issued Revised Cybersecurity Review Measures. Under the Measures, an “online platform operator” in possession of personal data of more than one million users must apply for a cybersecurity review if it intends to list its securities on a foreign stock exchange. The operators of critical information infrastructure and the online platform operators (collectively, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Pursuant to the Measures, we don’t believe we are not subject to the cybersecurity review by the CAC, given that (i) we possess personal information of a relatively small number of users in our business operations as of the date of this report, significantly less than one million users; and (ii) data processed in our business does not have a bearing on national security and thus shall not be classified as core or important data by the PRC authorities. We don’t believe that we are an Operator within the meaning of the Measures, nor do we control more than one million users’ personal information, and as such, we should not be required to apply for a cybersecurity review under the Revised Measures. Further, an expert interpretation of the Measures published at the CAC’s website on February 17, 2022 indicated no application review is required for operators that have been listed abroad before the implementation of the Revised Cybersecurity Measures. However, the Measures were just recently released and there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. Whether the data processing activities carried out by traditional enterprises (such as food, medicine, manufacturing, and merchandise sales enterprises) are subject to such review and the scope of the review remain to be further clarified by the regulatory authorities in the subsequent implementation process.

The PRC government recently initiated a series of regulatory actions and statements to regulate business operations in China, including adopting new measures to extend the scope of cybersecurity reviews, cracking down on illegal activities in the securities market, and expanding the efforts in anti-monopoly enforcement. The PRC government is increasingly focused on data security. In July 2021, the CAC opened cybersecurity probes into several U.S.-listed technology companies focusing on anti-monopoly regulation, and how companies collect, store, process and transfer data. On November 14, 2021, the CAC published the Draft Regulations on Network Data Security Management in November 2021 for public comments, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the Draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, would be required to carry out an annual data security review and comply with the relevant reporting obligations. As of the date of this report, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties. We have been closely monitoring the regulatory development in China, particularly regarding the requirements of approvals, annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we cannot assure our investors that we will be able to obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and/or securities offerings. The PRC regulatory requirements with respect to cybersecurity and data security are constantly evolving and can be subject to varying interpretations and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with these cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations.

On December 24, 2021, the CSRC issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively, the Draft Overseas Listing Rules, which are currently published for public comments only. According to the Draft Overseas Listing Rules, all China-based companies applying for overseas securities issuance, listing and post-listing capital operations shall be subject to statutory procedures, such as filing and information reporting requirement. After making initial applications with overseas stock markets for offerings or listings, all China-based companies shall file with the CSRC within three business days. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (a) if the securities offerings and listings are prohibited by applicable PRC laws and rules; (b) if securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by PRC authorities; (c) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies or other items; (d) if a PRC company or its controlling shareholders or de facto controllers have committed certain crimes, under investigation for suspicion of major violations in the prior three years; (e) if any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are under investigations for crimes or major violations; or (f) other circumstances as provided. The Draft Administrative Provisions further provide that a fine between RMB 1 million and RMB 10 million may be imposed if a company fails to fulfil the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Overseas Listing Rules. In the case of severe violations, an order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked. Overseas issuance and listings subject to the Draft Overseas Listing Rules include direct and indirect issuance and listings. We believe that the listing of our shares on Nasdaq Capital Market would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Rules and would be required to complete the filing procedures and submit the relevant information to CSRC if the final rules are promulgated as proposed in the current Draft Overseas Listing Rules. As of the date of this report, such rules have not become effective. In addition, after the rules take effect, we would only need to submit the filing materials and no CSRC approval would be required under the rules. Because we are relying on advice of PRC counsel, there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permissions from a governmental agency that is required to approve of our operations and/or listings. In the event that an government approval is required, we cannot assure our investor that we will be able to receive clearance in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our common shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

Part I

Cash Flows through our Organization, page 5

4.	Please update your disclosure in this section to quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. If no distributions have been made to the holding company, please explicitly state so. In addition, to the extent you have cash management policies that dictate how funds are transferred throughout your organization please summarize the policies here and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, affirmatively state that you have no such cash management policies in place. We also note that you have provided your subsidiaries with loans in 2019, 2020, and 2021 with principal amount of $nil, $8.3 million and $19.0 million, respectively. Please clarify which subsidiaries received such loans. Lastly, describe any restrictions and limitations on your ability to distribute earnings from the company, including subsidiaries, to the parent company and U.S. investors.

Response: The Company respectfully acknowledges the Staff’s comments and in response will include the updated disclosure as follows:

As a holding company, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. As of the date of this report, none of our subsidiaries has issued any dividends or distributions to us and we have not made any dividends or distributions to our shareholders. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business.

Under BVI law, we may pay may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment so that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends, as a holding company, we will be dependent on receipt of funds from our subsidiaries in PRC through our Hong Kong subsidiaries.

Current PRC regulations permit our subsidiary in mainland China to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under our current corporate structure, we rely on dividend payments or other distributions from our subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, under PRC laws and regulations, each of our Chinese subsidiaries is required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. Further, the PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. If we are unable to receive funds from our subsidiaries , we may be unable to pay cash dividends on our common shares.

Cash dividends, if any, on our common shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of common shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC resident enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong resident enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong resident enterprise must directly hold no less than 25% share ownership in a PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot be certain that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries. As of the date of this report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Our Hong Kong subsidiaries intend to apply for the tax resident certificate when our subsidiaries in mainland China plan to declare and pay dividends to their Hong Kong parent companies.

As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and prior to the dismantling of our PRC consolidated affiliated entities only through loans to our former consolidated affiliated entities, subject to satisfaction of applicable government registration and approval requirements.

For the years ended December 31, 2019, the Company did not provide any loans to our subsidiaries.

For the years ended December 31, 2020, the Company provided working capital loans of $8.3 million in aggregate to our wholly owned subsidiary, USCNHK Group Limited.

For the years ended December 31, 2021, the Company provided working capital loans of $12.0 million in aggregate to our wholly owned subsidiary, USCNHK Group Limited, and provided working loans of $7.0 million in aggregate to our wholly owned subsidiary, Zhejiang Tantech Bamboo Charcoal Co., Ltd.

We have not declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As of the date of this report, we do not anticipate any difficulties on our ability to transfer cash between subsidiaries. We have not installed any cash management policies that dictate the amount of such funds and how such funds are transferred.

A. Selected financial data, page 6

5.	We note you have presented consolidating schedules showing Tantech Holding and your PRC/Hong Kong subsidiaries separately. However, the PRC/Hong Kong subsidiaries columns includes both wholly owned entities and the VIEs. In the amended filing and for periods where the VIE existed, the schedule should disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: The Company respectfully acknowledges the Staff’s comment and will provide in the Form 20-F/A the following revised the schedules for the relevant periods disaggregating the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that were the primary beneficiary of the VIEs, and an aggregation of other entities that were consolidated.

Selected Consolidating Financial Schedule

	For the year ended December 31, 2021
		WFOE
	Tantech	and other		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Revenues	$—	$55,264	$—	$55,264
Loss for equity method investment	$(5,898)	$—	$5,898	$—
Net loss	$(8,358)	$(8,233)	$5,898	$(10,693)
Comprehensive loss	$(5,794)	$(6,553)	$4,190	$(8,157)

		For the year ended December 31, 2020
		WFOEs
	Tantech	and other			Consolidated
	Holding	Subsidiaries	VIE	Eliminations	Total
Revenues	$—	$41,900	$384	$—	$42,284
Loss from VIE and its subsidiaries	—	(8,172)	—	8,172	—
Loss for equity method investment	$(5,973)	$—	$—	$5,973	$—
Net loss	$(6,520)	$(5,973)	$(11,674)	$14,145	$(10,022)
Comprehensive loss	$(422)	$(873)	$(11,513)	$8,679	$(4,129)

		For the year ended December 31, 2019
		WFOEs
	Tantech	and other			Consolidated
	Holding	Subsidiaries	VIE	Eliminations	Total
Revenues	$—	$49,201	$30	$—	$49,231
Loss from VIE and its subsidiaries	—	(8,405)	—	8,405	—
Loss for equity method investment	$(5,177)	$—	$—	$5,177	$—
Net loss	$(6,357)	$(5,176)	$(12,007)	$13,582	$(9,958)
Comprehensive loss	$(11,882)	$(7,014)	$(13,188)	$16,631	$(15,453)

	As of December 31, 2021
		WFOEs and other
	Tantech Holding	Subsidiaries	Eliminations	Consolidated Total
Cash	$411	$43,156	$—	$43,567
Total current assets	$43,847	$105,397	$(43,436)	$105,808
Investments in subsidiaries	$71,423	$—	$(71,423)	$—
Total non-current assets	$71,423	$20,059	$(62,763)	$28,719
Total assets	$115,270	$125,456	$(106,199)	$134,527
Total liabilities	$1,009	$64,852	$(43,871)	$21,990
Total shareholders’ equity	$114,261	$60,604	$(62,328)	$112,537
Total liabilities and shareholders’ equity	$115,270	$125,456	$(106,199)	$134,527

		As of December 31, 2020
		WFOEs
	Tantech	and other			Consolidated
	Holding	Subsidiaries	VIE	Eliminations	Total
Cash	$607	$36,305	$427	$—	$37,339
Total current assets	$25,039	$79,150	$2,144	$(24,432)	$81,901
Receivable from VIEs	—	370	—	(370)	—
Investments in subsidiaries	$74,757	$—	$—	$(74,757)	$—
Total non-current assets	$74,757	$18,729	$7,375	$(66,467)	$34,394
Total assets	$99,796	$97,879	$9,519	$(90,899)	$116,295
Total liabilities	$943	$31,361	$8,510	$(24,010)	$16,804
Total shareholders’ equity	$98,853	$66,518	$1,009	$(66,889)	$99,491
Total liabilities and shareholders’ equity	$99,796	$97,879	$9,519	$(90,899)	$116,295

	For the year ended December 31, 2021
		WFOEs
	Tantech	and other		Consolidated
	Holding	Subsidiaries	Eliminations	Total
Net cash provided by (used in) operating activities	$(1,848)	$(6,242)	$—	$(8,090)
Net cash provided by (used in) investing activities	$(19,004)	$524	$19,004	$524
Net cash provided by (used in) financing activities	$21,203	$10,606	$(19,004)	$12,805

		For the year ended December 31, 2020
		WFOEs
	Tantech	and other			Consolidated
	Holding	Subsidiaries	VIE	Eliminations	Total
Net cash provided by (used in) operating activities	$(332)	$14,128	$375	$—	$14,171
Net cash provided by (used in) investing activities	$(8,300)	$19	$(142)	$8,300	$(123)
Net cash provided by (used in) financing activities	$9,229	$8,119	$(108)	$(8,300)	$8,940

		For the year ended December 31, 2019
		WFOEs
	Tantech	and other			Consolidated
	Holding	Subsidiaries	VIE	Eliminations	Total
Net cash provided by (used in) operating activities	$(538)	$14,955	$279	$—	$14,696
Net cash used in investing activities	$—	$(5,918)	$(12)	$—	$(5,930)
Net cash provided by (used in) financing activities	$547	$(3,956)	$(2,051)	$—	$(5,460)

Item 15. Controls and Procedures

(d) Changes in internal control over financial reporting, page 119

6.	We note that you have had material weaknesses in your internal control over financial reporting since 2016 that have not been remediated. In your amended filing, please revise to clarify what specific steps remain to be completed in your remediation plan. Also, revise to disclose how long you estimate it will take to complete your remediation plan and disclose any associated material costs that you have incurred or expect to incur.

Response: The Company respectfully acknowledges the Staff’s comment and in response, in the Form 20-F/A, will clarify that the management plans to address the weaknesses in internal control over financial reporting identified by implementing the following measures:

•	Recruit qualified accounting personnel with sufficient knowledge and experience to: (a) address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures under U.S. GAAP, and (b) resolve the issue of lack of segregation of duties.

•	Hire additional credentialed professional staff and consulting professionals with greater knowledge and experience of U.S. GAAP and related regulatory requirements to oversee our financial reporting process in order to ensure our compliance with U.S. GAAP and financial reporting requirements. Until such time as we hire qualified accounting personnel with the requisite U.S. GAAP knowledge and experience and train our current accounting personnel, we have engaged an outside CPA with U.S. GAAP knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with U.S. GAAP.

•	Improve the communication between management and board of directors and establish appropriate approval procedures for all material and non-routine transactions.

•	Develop and conduct internal control training to executive officers, management personnel, and finance and accounting departments, so that management and key personnel understand the requirements of internal control over financial reporting under the SEC rules.

The Company has posted the advertisement for recruiting an internal control manager on online recruiting platforms and is in the recruitment process. Given that there is a limited candidate pool for accounting personnel with U.S. GAAP and internal control compliance experience, it may take several months to find a suitable candidate to fill the position. The Company currently estimates the associated material costs expected to incur will be approximately $100,000 per year.

Report of Independent Registered Public Accounting Firm, page F-2

7.	The third paragraph of YCM CPA, Inc.'s report indicates that the company’s 2019 consolidated financial statements were audited by another auditor. However, the other auditors' report is not included in the filing. Please amend to include a report from your other auditor that opines on the financial statements for the fiscal year ended December 31, 2019 in accordance with Item 8.A.3 of Form 20-F.

Response: The Company is currently working with its auditor, YCM CPA, on the audits of the Company’s financial statements for the fiscal year ended December 31, 2019 (the “Financial Statements”). Based on the progresses made, the Company anticipates the audits to be completed in mid-November to mid-December. Upon completion of the audit, an audit report opining on the Financial Statements will be included in the Form 20-F/A.

Note 3 Variable Interest Entity Statements, page F-17

8.	We note your disclosures that "[a]fter the VIE was dismantled, the Company indirectly owns 100 % of Wangbo. Wangbo and Jiyi keep owning 51% and 19% of Shangchi Automobile respectively. A third party keeps owning 30% of Shangchi Automobile." Describe to us in appropriate detail the transaction whereby you dismantled your VIE structure along with how you accounted for it within your financial statements. Tell us how Wangbo is no longer a VIE under ASC 810 considering that you "indirectly" own 100% of Wangbo. Additionally, reconcile this statement with the organization chart on page 70 which shows Shanghai Jiamu Investment Management Co. Ltd. owning 100% of Wangbo.

Response: The Company respectfully acknowledges the Staff’s comment and in response will include revised disclosure to Note 3 as follows:

Prior to August 3, 2021, the Company’s wholly owned subsidiary, Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”), effectively controlled and was entitled to the economic benefits of the Company’s VIE entity, Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo” or “VIE”), through a series of contractual arrangement (“VIE agreements”), which were designed to provide Jiamu with certain powers, rights, and obligations to Wangbo, as set forth under the VIE Agreements. Accordingly, Jiamu was regarded as the primary beneficiary of Wangbo for accounting purposes and consolidated the financial results of the Wangbo and its subsidiaries under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

On July 28, 2021, Jiamu, Wangbo and the nominal shareholders of Wangbo signed a Termination Agreement to terminate the VIE agreements and the nominal shareholders who previously owned 100% equity interest of Wangbo transferred all their equity interests in Wangbo to Jiamu for a nominal consideration (the “Dismantlement Transaction”). As a result, Wangbo becomes a wholly owned subsidiary of Jiamu. The Dismantlement Transaction was completed on August 3, 2022.

Since Wangbo is effective controlled by the Company through our wholly owned subsidiary Jiamu before and after the Dismantlement Transaction, the Dismantlement Transaction is considered a reorganization under common control and the consolidation of Wangbo and its subsidiaries has been accounted for at historical cost in accordance with Accounting Standards Codification (“ASC”) 805-50-30-5.

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The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s counsel Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•                     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Weilin Zhang
Weilin Zhang
Chief Financial Officer

Exhibit A

Diagram of the Corporate Structure of Tantech Holdings Ltd